EXHIBIT 99.1

SANGOMA ANNOUNCES NEW CHIEF EXECUTIVE OFFICER, CHARLES SALAMEH

30-Year Veteran with Track Record of Organizational Alignment and Revenue Growth

MARKHAM, ONTARIO, August 1, 2023 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a leading global provider of business IT and communication solutions, is pleased to announce the appointment of Charles Salameh as the Company's new Chief Executive Officer (CEO) and member of the Board of Directors, effective September 1, 2023.

Charles has held senior leadership positions at Bell Canada, Nortel Networks, HP and DXC. His most recent role was at Infosys where, as Global Head of Account Expansion, he was responsible for driving revenue growth and expansion across its nearly $18.2 billion dollar book of business, based on Infosys’ FY 23 reported revenue.

“We are very excited Charles has agreed to join Sangoma. Throughout his career, Charles has demonstrated transformative insight and remarkable creativity in creating new routes to market, all of which have led to significant revenue growth and business success. His leadership and customer-centric approach align seamlessly with Sangoma's core values and commitment to providing proprietary high value information technology and communication solutions to businesses worldwide.” said Norman Worthington, who served as Interim Executive Chairman and will now resume his prior role as Chairman of the Company’s Board of Directors.

The Board of Directors at Sangoma expressed their confidence in the new CEO, stating, "We are delighted to welcome Charles Salameh as our new CEO. His exceptional leadership skills and proven track record make him the ideal executive to lead Sangoma."

In his role as CEO, Mr. Salameh will work closely with the executive team to strengthen Sangoma's commitment to customer satisfaction and solutions innovation, further advancing the Company's position as a global leader in advanced cloud based communications technologies.

Commenting on his appointment, Mr. Salameh stated, "I am thrilled to join the Sangoma team as the new CEO. Sangoma has built an impressive reputation in the industry, and I am eager to build upon its strong foundation and formidable solutions portfolio. Together with the talented employees at Sangoma and a vast partner ecosystem, we will continue to innovate and deliver cutting-edge solutions that empower businesses to operate efficiently and communicate effectively and seamlessly."

For more information about Sangoma Technologies and its products, please visit www.sangoma.com.

About Sangoma Technologies Corporation

Sangoma is a trusted leader in delivering value-based Communications as a Service (CaaS) and Managed Service Provider (“MSP”) solutions for businesses of all sizes, including Managed Security, Managed SD-WAN and Managed Access. Sangoma’s cloud-based communication services include Unified Communication (UCaaS) business communications, Contact Center as a Service (CCaaS), Video Meetings as a Service (MaaS), Collaboration as a Service (Collab aaS), Communications Platform as a Service (CPaaS), Trunking as a Service (TaaS), Fax as a Service (FaaS), Device as a Service (DaaS), and Access Control as a Service (ACaaS). In addition, Sangoma offers a full line of communications Products, including premise-based UC systems, a full line of desk phones and headsets, and a complete connectivity suite (gateways/SBCs/telephony cards). Sangoma’s products and services are used in leading UC, PBX, IVR, contact center, carrier networks, office productivity, and data communication applications worldwide. Sangoma is also the primary developer and sponsor of Asterisk and FreePBX, the world’s two most widely used open-source communication software projects.

Sangoma Technologies Corporation is publicly traded on the Toronto Stock Exchange (TSX: STC) and Nasdaq (Nasdaq: SANG). Additional information on Sangoma can be found at: www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future success of our business, development strategies and future opportunities. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements. Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) economic recession, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

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Sangoma Technologies Corporation

Larry Stock

Chief Financial Officer

investorrelations@sangoma.com